Regulatory Announcement

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RECEIVED

2007 JAN 11 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director Declaration
Released	15:54 03-Jan-07
Number	PRNUK-0301

EXEMPTION NO. 82 - 5204

SUPPL

GKN plc

DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.14, GKN plc announces that Roy Brown, non-executive Chairman of GKN plc, retired from the Board of Directors of Brambles Limited on 31 December 2006.

07020274

Grey Denham

Company Secretary

3 January 2007

END

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PROCESSED

JAN 17 2007

THOMSON FINANCIAL

1/11

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	09:46 04-Jan-07
Number	PRNUK-0401

EXEMPTION NO. 82 - 5204

GKN plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, GKN plc is required to notify the market of the following:

At the close of business on 3 January 2007, GKN plc's issued share capital consisted of 741,599,104 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 702,939,962.

The above figure (702,939,962) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

4 January 2007

END